Via Facsimile and U.S. Mail
Mail Stop 6010

August 21, 2007

Mr. Geoffrey P. Kempler
Chief Executive Officer
Prana Biotechnology Limited
Level 2
369 Royal Parade
Parkville, Victoria 3052
Australia

> **Re:** **Prana Biotechnology Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2006**
> **Form 20-F/A for the Fiscal Year Ended June 30, 2006**
> **File No. 0-49843**

Dear Mr. Kempler:

We have reviewed your July 27, 2007 response to our June 21, 2007 letter and have the following comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended June 30, 2006

Notes to Consolidated Financial Statements

Note 1: Background and Summary of Significant Accounting Policies

(p) Share-based payments, page F-12

1.   We acknowledge your response to our previous comment 2a. Please address the following additional comments:
   a. Consistent with your response, please revise your proposed disclosure for employees to clarify that the measurement date is the grant date for options

issued under the 15% threshold indicated in your response and the date of shareholder approval for any issuances over this threshold.

b. Please revise your proposed disclosure for consultants to indicate that you record compensation at the fair value of the goods or services received unless they cannot be reliably measured consistent with your response to comment four.

c. In the last sentence of the first paragraph in your proposed consultant policy note you indicate that you use the "average inputs" in calculating the value of the share-based compensation if a service period applies and the work is continually provided over that service period. Please revise your proposed disclosure to clarify what you mean by "average inputs." In this regard, it appears that paragraph 13 of IFRS 2 requires the fair value to be determined each reporting period until the service is provided and it is unclear why you would need to average any of the inputs in models you use to estimate fair value.

2. We acknowledge your proposed disclosure in response to our previous comment 2b. Please address the following additional comments:

a. Please explain to us why you would accelerate or extend the period over which you expense compensation related to your market conditions when paragraph 15b of IFRS 2 appears to indicate that the expected vesting period should not be revised after your initial determination. Please reference the authoritative literature you rely upon to support your position.

b. Please revise your proposed disclosure to clarify your accounting if your market conditions are not met. Separately reference for us the authoritative literature you rely upon to support your accounting.

General

3. Consistent with the request in our June 21, 2007 letter, please have a duly authorized officer of the company provide on your letterhead a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant

cc (via facsimile only): Steven J. Glusband, Esq.
         Carter Ledyard & Milburn LLP